EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on June 11, 2024 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the results of the Annual Meeting of Stockholders and the Organizational Meeting of the Company held on June 11, 2024.	17

June 11, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-In-Charge, Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code (“SRC”) and SRC Rule 17.1.1.1.3 (b) 2, we submit herewith a copy of SEC Form 17-C with respect to actions approved in the Annual Meeting of Stockholders and the Organizational Meeting of the Board of Directors of PLDT Inc. on June 11, 2024.

This submission shall also serve as our compliance with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,382 As of May 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
9/F MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
June 11, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following information pertaining to the Annual Meeting of Stockholders (“Annual Meeting”) and Organizational Meeting of the Board of Directors (“Organizational Meeting”) of PLDT Inc. (“PLDT” or the “Company”) on June 11, 2024 and actions approved in the said meetings:

1.
Annual Meeting of Stockholders

1.1. The Annual Meeting was held on June 11, 2024 at 3:00 p.m. in hybrid format (combination of in-person and online attendance). The Notice and Agenda of the Annual Meeting were published in the May 10 and 11, 2024 issues of Philippine Star and Manila Times (in printed and online editions). The Notice and Agenda together with the Information Statement, Proxy Form, 2023 Management Report/Annual Report for the year ended December 31, 2023 in SEC Form 17-A and Quarterly Report for the first quarter of 2024 in SEC Form 17-Q (“Annual Meeting Materials”) are posted on the Company’s website and PSE EDGE. In addition, copies of the Annual Meeting Materials for the Annual Meeting of Stockholders held on June 13, 2023 and a copy of the Minutes of such Annual Meeting are likewise posted on the Company’s website.

(a)
As at April 15, 2024 (the “Record Date”), the total outstanding PLDT shares entitling the holders thereof to attend and vote at the Annual Meeting is 366,055,775, broken down as follows:

Class of Shares	Number of Shares
Common	216,055,775
Voting Preferred	150,000,000
Total	366,055,775

(b)
The total Common and Voting Preferred Shares (the “Voting Shares”) owned or held by the stockholders present or represented by proxy at the Annual Meeting was 308,439,936 representing 84.26% of the total outstanding Voting Shares of PLDT as at the Record Date, broken down as follows:

Class of Shares	Number of Shares	% to Total Outstanding Shares
Common	158,439,936	43.28%
Voting Preferred	150,000,000	40.98%
Total	308,439,936	84.26%

Therefore, there was a quorum for the valid transaction of business at the Annual Meeting.

(c)
Twelve (12) directors including the Chairman of the Board, the Chairmen of the Audit, Risk, Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees, the President and Chief Executive Officer and other key officers of the Company were present at the Annual Meeting. Representatives from the

Company’s independent auditors, SGV & Co. (“SGV”) were also present at the Annual Meeting.

1.2 Each item on the Agenda of the Annual Meeting that is subject to stockholders’ approval was voted upon by means of written voting instructions, proxies, and/or online voting in absentia.

1.3 The voting requirement and the votes cast for each one of the following items in the Agenda that is subject to stockholders’ approval are as follows:

(a)
Approval of the audited financial statements for the fiscal year ended December 31, 2023 contained in the Company’s 2023 Annual Report in SEC Form 17-A:

CLASS OF SHARES	VOTING REQUIREMENT
Majority of Total Outstanding Common and Voting Preferred Shares
VOTES CAST
FOR
Common Shares	158,204,526
Voting Preferred Shares	150,000,000
Total	308,204,526

With more than two-thirds (2/3) of the outstanding Voting Shares voted in favor of the approval of the audited financial statements of the Company for the fiscal year ended December 31, 2023 contained in the Company’s 2023 Annual Report in SEC Form 17-A, the Company’s financial statements were approved.

(b)
Election of thirteen (13) directors, including three (3) independent directors for the ensuing year, whose background information are contained in the Information Statement:

The Chairman explained the review and screening process of the Governance, Nomination and Sustainability Committee (“GNSC”) to determine whether each of the director-nominees possesses the qualifications and none of the disqualifications for directorship, and whether each of the independent director-nominees meets the additional criteria and qualifications for an independent director, as well as the diversity aspects considered by the GNSC pursuant to the Company’s Board Diversity Policy.

NAME OF DIRECTOR/ INDEPENDENT DIRECTOR	VOTING REQUIREMENT

Thirteen (13) nominees receiving the highest number of votes from the holders of Common and Voting Preferred Shares shall be declared elected and three (3) of them who have been pre-qualified as independent directors shall be declared elected as such

VOTES CAST
Mr. Bernido H. Liu (Independent Director)	293,800,145
Ret. Chief Justice Artemio V. Panganiban (Independent Director)	285,671,672
Ms. Bernadine T. Siy (Independent Director)	292,905,186
Atty. Marilyn A. Victorio-Aquino	294,336,394
Ms. Helen Y. Dee	285,670,059
Atty. Ray C. Espinosa	290,097,347
Mr. James L. Go	289,504,486
Mr. Kazuyuki Kozu	287,045,887
Mr. Rolando L. Macasaet	291,405,705
Mr. Manuel V. Pangilinan	351,632,899
Mr. Alfredo S. Panlilio	291,608,570
Mr. Naoki Wakai	291,419,338
Ms. Marife B. Zamora	291,390,765

Each director/independent director-nominee received the votes of more than a majority of the outstanding Voting Shares. Since there are only thirteen (13) Board seats and thirteen (13) director-nominees, each director-nominee was elected. Three (3) of them, namely, Mr. Bernido H. Liu, Ret. Chief Justice Artemio V. Panganiban, and Ms. Bernadine T. Siy, who have been pre-qualified as independent directors, were elected as independent directors.

Attached are copies of the Certifications executed by Mr. Bernido H. Liu, Ret. Chief Justice Artemio V. Panganiban, and Ms. Bernadine T. Siy in connection with their election as independent directors of the Company.

1.4 SGV performed agreed upon procedures for the Company’s registration, tabulation and reporting modules, encoding and processing of proxies, encoding and processing of the online registration and online voting, and system reports generated by the Stockholder Management System (the “System”) in accordance with the Philippine Standards on Related Services 4400, Engagements and Agreed-Upon Procedures Regarding Financial Information issued by the Auditing Standards and Practices Council. Representatives from SGV were present at the Annual Meeting to check the accuracy and completeness of reports generated by the System.

1.5 Stockholders were given an opportunity to ask questions via email to pldtshareholderservices@pldt.com.ph. The questions raised were addressed or responded to by the Chairman, President and Chief Executive Officer, and other key officers of the Company after the Election of Directors and prior to the discussion of Other Matters in the Agenda.

1.6 Stockholders were also informed that pursuant to the authority vested in the Audit Committee under the Company’s By-Laws, the Audit Committee appointed SGV as independent auditors to audit the financial statements of the Company for the year 2024, and such appointment was confirmed by the Board of Directors.

2. Organizational Meeting

2.1 The Organizational Meeting was held immediately after the adjournment of the Annual Meeting.

Twelve (12) directors/independent directors elected during the Annual Meeting were present in person in the Organizational Meeting except for Mr. James L. Go and Mr. Rolando L. Macasaet who joined the meeting via MS Teams. All nominees for appointment as member of the Advisory Board/Committee were also present in person.

2.2 The following actions were approved by the Board of Directors at the Organizational Meeting:

(a)
Appointment of Mr. Manuel V. Pangilinan as Chairman of the Board of Directors and President and Chief Executive Officer of the Company.

(b)
Appointment of Ret. Chief Justice Artemio V. Panganiban as Lead Independent Director.

(c)
Appointment of the members of the Advisory Board/Committee:

Mr. Benny S. Santoso;

Mr. Christopher H. Young; and

Fr. Roberto C. Yap, S.J.

(d)
Appointment of the Chairmen, Members and Advisors of the six (6) Board Committees, as follows:

Audit Commitee

Ms. Bernadine T. Siy, Chairman/Independent Member;

Mr. Bernido H. Liu, Independent Member;

Ret. Chief Justice Artemio V. Panganiban, Independent Member;

Ms. Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert);

Mr. James L. Go, Advisor; and

Mr. Kazuyuki Kozu, Advisor.

Risk Committee

Ret. Chief Justice Artemio V. Panganiban, Chairman/Independent Member;

Mr. Bernido H. Liu, Independent Member;

Ms. Bernadine T. Siy, Independent Member;

Mr. James L. Go, Member;

Mr. Kazuyuki Kozu, Member; and

Mr. Danny Y. Yu, Non-Voting Member.

Governance, Nomination and Sustainability Committee

Mr. Manuel V. Pangilinan, Chairman;

Mr. Bernido H. Liu, Independent Member;

Ret. Chief Justice Artemio V. Panganiban, Independent Member;

Ms. Bernadine T. Siy, Independent Member;

Mr. Kazuyuki Kozu, Member;

Ms. Gina Marina P. Ordoñez, Non-Voting Member; and

Ms. Melissa V. Vergel de Dios, Non-Voting Member.

Executive Compensation Committee

Mr. Manuel V. Pangilinan, Chairman;

Mr. Bernido H. Liu, Independent Member;

Ret. Chief Justice Artemio V. Panganiban, Independent Member;

Ms. Bernadine T. Siy, Independent Member;

Mr. Kazuyuki Kozu, Member; and

Ms. Gina Marina P. Ordoñez, Non-Voting Member.

Technology Strategy Committee

Mr. Manuel V. Pangilinan, Chairman;

Atty. Ray C. Espinosa, Member;

Mr. James L. Go, Member;

Mr. Kazuyuki Kozu, Member; and

Mr. Menardo G. Jimenez, Jr., Non-Voting Member.

Data Privacy and Information Security Committee

Mr. Manuel V. Pangilinan, Chairman;

Atty. Ray C. Espinosa, Member;

Mr. Kazuyuki Kozu, Member;

Mr. Bernido H. Liu, Independent Member; and

Atty. Marilyn A. Victorio-Aquino, Member.

(e)
Election of the following officers to the positions indicated opposite their respective names:

Name		Position

Mr. Manuel V. Pangilinan	-	Chairman, President and Chief Executive Officer
Atty. Marilyn A. Victorio-Aquino	-	Senior Vice President, Chief Legal Counsel, Corporate Secretary, Head of Legal, Regulatory and Strategic

Affairs Group, Head of Supply Chain, and Head of Risk and Privacy
Ms. Gina Marina P. Ordoñez	-	Senior Vice President and Chief People Officer
Mr. Victorico P. Vargas	-	Leadership Transition Officer
Mr. Danny Y. Yu	-	Senior Vice President, Chief Financial Officer and Chief Risk Management Officer
Mr. Menardo G. Jimenez, Jr.	-	Senior Vice President
Mr. Jeremiah M. de la Cruz	-	Senior Vice President
Mr. Joseph Ian G. Gendrano	-	Senior Vice President
Mr. Luis S. Reñon	-	Senior Vice President
Mr. John Gregory Y. Palanca	-	Senior Vice President
Mr. Leo I. Posadas	-	First Vice President and Treasurer
Ms. Melissa V. Vergel De Dios	-	First Vice President and Chief Sustainability Officer
Ms. Katrina L. Abelarde	-	First Vice President
Mr. Benedict Patrick V. Alcoseba	-	First Vice President
Mr. Marco Alejandro T. Borlongan	-	First Vice President
Ms. Mary Julie C. Carceller	-	First Vice President
Mr. Bernard H. Castro	-	First Vice President
Ms. Darlene Stephanie D. Chiong	-	First Vice President
Mr. Joseph Michael Vincent G. Co	-	First Vice President
Atty. Joan A. De Venecia-Fabul	-	First Vice President
Mr. Gil Samson D. Garcia	-	First Vice President
Mr. Victor Emmanuel S. Genuino II	-	First Vice President
Mr. John John R. Gonzales	-	First Vice President
Atty. Ma. Criselda B. Guhit	-	First Vice President
Ms. Leah Camilla R. Besa-Jimenez	-	First Vice President
Mr. Gary Manuel Y. Kho	-	First Vice President
Mr. Albert Mitchell L. Locsin	-	First Vice President
Ms. Loreevi Gail O. Mercado	-	First Vice President
Ms. Anna Karina V. Rodriguez	-	First Vice President
Ms. Jeanine R. Rubin	-	First Vice President
Ms. Bernadette C. Salinas	-	First Vice President
Mr. Roderick S. Santiago	-	First Vice President

Mr. Patrick S. Tang	-	First Vice President
Mr. Victor Y. Tria	-	First Vice President
Mr. Jude Michael H. Turcuato	-	First Vice President
Mr. John Henri C. Yanez	-	First Vice President
Ms. Catherine L. Yap-Yang	-	First Vice President
Atty. Ma. Magdalene A. Tan	-	Vice President and Head - Corporate Governance
Atty. Mark David P. Martinez	-	Vice President and Assistant Corporate Secretary
Ms. Minerva M. Agas	-	Vice President
Ms. Cecille M. Alzona	-	Vice President
Mr. Roy Victor E. Añonuevo	-	Vice President
Mr. Tito Rodolfo B. Aquino, Jr.	-	Vice President
Ms. Maria Cecilia A. Arevalo	-	Vice President
Ms. Rona M. Erfe-Aringay	-	Vice President
Mr. Jerameel A. Azurin	-	Vice President
Mr. Francis A. Bautista	-	Vice President
Ms. Dianne M. Blanco	-	Vice President
Mr. Benjamin Jose C. Causon, Jr.	-	Vice President
Ms. Ma. Monica M. Consing	-	Vice President
Mr. Branden B. Dean	-	Vice President
Mr. Ramil C. Enriquez	-	Vice President
Mr. Aniceto M. Franco III	-	Vice President
Mr. Leonard A. Gonzales	-	Vice President
Mr. Silverio S. Ibay, Jr.	-	Vice President
Mr. Gary F. Ignacio	-	Vice President
Mr. Rai Antonio A. De Jesus	-	Vice President
Mr. Javier C. Lagdameo	-	Vice President
Mr. Ser John S. Layug	-	Vice President
Mr. John Henry S. Lebumfacil	-	Vice President
Mr. Armando Dodjie T. Lim	-	Vice President
Mr. Czar Christopher S. Lopez	-	Vice President
Mr. Paolo Jose C. Lopez	-	Vice President
Ms. Ma. Carmela F. Luque	-	Vice President
Ms. Evert Chris R. Miranda	-	Vice President
Ms. Ruby S. Montoya	-	Vice President
Atty. Oliver Carlos G. Odulio	-	Vice President
Ms. Audrey Lyn S. Oliva	-	Vice President
Mr. Charles Louis L. Orcena	-	Vice President
Ms. Regina P. Pineda	-	Vice President
Mr. Emerson C. Roque	-	Vice President
Ms. Marielle M. Rubio	-	Vice President

Ms. Maria Christina C. Semira	-	Vice President
Mr. Arvin L. Siena	-	Vice President
Mr. Jerone H. Tabanera	-	Vice President
Ms. Carla Elena A. Tabuena	-	Vice President
Ms. Jecyn Aimee C. Teng	-	Vice President
Mr. Milan M. Topacio	-	Vice President
Ms. Ma. Delia V. Villarino	-	Vice President
Mr. Radames Vittorio B. Zalameda	-	Vice President

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

June 11, 2024

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BERNIDO H. LIU, Filipino, of legal age and with office address at GABC 1155, 1155 North EDSA, Balintawak, Quezon City, after having been duly sworn to in accordance with law do hereby declare that:

1.
I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during PLDT’s Annual Meeting of Stockholders held on June 11, 2024.

2.
I have been PLDT’s independent director since September 28, 2015.

3.
I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Matimco Incorporated	Chairman	2003 – present
LH Paragon Inc.	Chairman	2006 – present
GOLDEN ABC, Inc.	President Chairman and CEO	2008 – Feb 2023 2008 – present
Oakridge Realty Development Corporation	Chairman	2006 – present
Greentree Food Solutions, Inc.	Chairman	2016 – present
Medellin Realty Development Corporation	Chairman	September 2023 - present
Mga Likha ni Inay, Inc. (member of CARD MRI)	Director	2015 – present

4.
I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 22 of the Revised Corporation Code, Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and PLDT’s By-Laws and Manual on Corporate Governance.

5.
To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Implementing Rules and Regulations of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.
To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding pending in court.

7.
To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.
I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.
I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 11th day of June 2024, at Makati City.

__________________

BERNIDO H. LIU

SUBSCRIBED AND SWORN to before me this 11th day of June 2024 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. P5687010B expiring on 26 October 2030.

NOTARY PUBLIC

Doc. No. 440;

Page No. 89;

Book No. IV

Series of 2024.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BERNADINE T. SIY, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.
I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during PLDT’s Annual Meeting of Stockholders held on June 11, 2024.

2.
I have been PLDT’s independent director since June 8, 2021.

3.
I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/ RELATIONSHIP	PERIOD OF SERVICE
Cebu Air, Inc.	Independent Director	Feb. 2021 – present
JG Summit Holdings, Inc.	Independent Director	June 2024 – present
Anvaya Cove Golf and Country Club, Inc.	Independent Director	Sept. 2021 – present
Ateneo de Manila University	Chairperson/ Trustee	Feb. 2020 – present May 2014 – present
B289 Properties Inc.	Director/President	Mar. 2016 – present
Ruby Jacks Manila, Inc.	Director	Feb. 2015 – present
Epicurean Partners Exchange Inc. (“EPEI”)	Director	Nov. 2008 – present
Futureheads Industries, Inc.	Director	Aug. 2008 – present
Space Modern Incorporated	Director	July 2006 – present
Vast and Silver Corporation	Director	July 2006 – present
BWF Holdings, Inc.	Director	Aug. 2004 – present
Core Lifestyle Clothing, Inc.	Director	Jan. 2003 – present
Coffee Concepts Corporation	Director	Jan. 2002 – present
Ramona Holdings Corporation	Director/President	July 2000 – present
Coffee Masters, Inc.	Director	2000 – present
Lauderdale Corporation	Director	Oct. 1997 – present
Authentic American Apparel, Inc.	Director	Nov. 1995 – present
Interworld Properties Corporation	Director/President	Sept. 1995 – present
Glenfield Properties, Inc.	Director/President	Mar. 1995 – present
Roasters Phils., Inc.	Director	Aug. 1994 – present
Master Holdings Corporation	Director	July 1994 – present
Twin Rivers Holdings, Inc.	Director	July 1994 – present
Goldlink Holdings, Inc.	Director	June 1994 – present
L.A. Kustom Corporation	Director	July 2006 – present
Fil-Pacific Apparel Corporation	Director	1987 – present
Salomon Realty Corporation	Director	Sept. 1988 – present
Foundation for Economic Freedom	Trustee Fellow	July 2020 – present June 2011 – present
South Beach Holdings, Inc.	Director	May 2008 – present

4.
I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 22 of the Revised Corporation Code, Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and the Company’s By-Laws and Manual on Corporate Governance.

5.
To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Implementing Rules and Regulations of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.
To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding pending in court.

7.
To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.
I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.
I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 11th day of June 2024, at Makati City.

_________________________

BERNADINE T. SIY

SUBSCRIBED AND SWORN to before me this 11th day of June 2024 at Makati City, affiant personally appeared before me and exhibited to me her Philippine Passport No. P5789993A expiring on 26 January 2028.

NOTARY PUBLIC

Doc. No. 441

Page No. 90

Book No. IV

Series of 2024.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ARTEMIO V. PANGANIBAN, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.
I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during PLDT’s Annual Meeting of Stockholders held on June 11, 2024.

2.
I have been PLDT’s independent director since April 23, 2013.

3.
I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Pan Philippine Resources Corp.	Chairman	1976 – present
Arpan Investment and Management, Inc.	Chairman	1976 – present
GMA Network Inc.	Independent Director	2007 – present
Manila Electric Company	Independent Director	2008 – present
GMA Holdings, Inc.	Independent Director	2009 – present
Petron Corporation	Independent Director	2010 – present
Asian Terminals Inc.	Independent Director	2010 – present
JG Summit Holdings, Inc.	Independent Director	2021 – present
RL Commercial REIT, Inc.	Independent Director	2021 – present
Jollibee Foods Corp.	Non-Executive Director	2012 – present
Metro Pacific Investments Corp.	Independent Director Independent Advisor	2007 – 2023 2023 – present
Metro Pacific Tollways Corp.	Independent Director	2010 – present
TeaM Energy Corporation	Independent Director	2015 – present
Asian Hospital, Inc.	Independent Director	2016 – present
Metropolitan Bank & Trust Co.	Senior Adviser	2007 – present
Double Dragon Properties Corporation	Adviser	2014 – present
MerryMart Consumer Corp.	Adviser	2020 – present

For my full bio-data, log on to my personal website: cjpanganiban.com

4.
I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 22 of the Revised Corporation Code, Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and the Company’s By-Laws and Manual on Corporate Governance.

5.
To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Implementing Rules and Regulations of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.
To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding pending in court.

7.
To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.
I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.
I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 11th day of June 2024, at Makati City.

_______________________

ARTEMIO V. PANGANIBAN

SUBSCRIBED AND SWORN to before me this 11th day of June 2024 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. P0388884B expiring on 23 January 2029.

NOTARY PUBLIC

Doc. No. 442

Page No. 90

Book No. IV

Series of 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : June 11, 2024